Exhibit 99.1

6701 Center Drive West, Suite 480

Los Angeles, CA 90045

www.versussystems.com

FOR IMMEDIATE RELEASE

Versus Systems to Drive Fan Engagement for Days of ’47 Cowboy Games & Rodeo in Salt Lake City, UT

Rodeo Fans to Play Versus’ In-venue and Interactive Games at the Second Stop on the WCRA Triple Crown of Rodeo

LOS ANGELES, July 12, 2021 -- Versus Systems Inc. (“Versus” or the “Company”) (Nasdaq: VS) announced today that they will be powering live in-stadium experiences and second screen engagement for fans attending the Days of ’47 Cowboy Games & Rodeo in Salt Lake City, UT, from July 20 through July 24, 2021. The World’s only Gold Medal Rodeo, powered by Versus, is the second stop on the World Champions Rodeo Alliance Triple Crown of Rodeo.

“We are excited to once again be setting the standard in technical innovation in the sport of Rodeo,” stated Tommy Joe Lucia, Days of ’47 Cowboy Games & Rodeo General Manager. “This will be a great new addition for our fans at the Days of ’47 and will help us expand our Cowboy Games and Rodeo to all attendees and viewers. The top 10 finishers in total points will be awarded prizes at the conclusion of the event.”

The Days of ’47 Cowboy Games & Rodeo, the Gold Standard in Rodeo, will feature bareback riding, saddle bronc riding, bull riding, team roping, tie-down roping, women’s breakaway roping, barrel racing and steer wrestling. Versus will power the event’s interactive games using XEO and the Versus Predictive Gaming Platform. Games, polling and rewarding will be hosted by XEO and will give fans a chance to win prizes up for grabs. During the Rodeo, fans (at the event and at home) will be able to predict the winner of each event via the Pick the Podium experience, using the Versus Predictive Gaming Platform for all five performances. Versus will also provide The Days of ’47 with professional services to assist them in content creation and operation during the event.

“We are thrilled to be partnering with The Days of ’47 to make the Cowboy Games and Rodeo even more fun for fans,” said Matthew Pierce, Founder and CEO of Versus Systems. “Expanding our engagement with The Days of ’47, a partner we have worked with for years, demonstrates the unique value that the Versus prizing platform and professional services team can offer to live event organizers. Versus is excited to be a part of The Days of ’47, the next stop on the WCRA Triple Crown of Rodeo.”

Fans can sign-in on the gaming platform starting July 14, with point collection beginning July 17 with trivia. For every correct answer on trivia and Pick the Podium, fans will earn points. Visit www.daysof47cowboygames.com for more information and to get signed up.

About Versus Systems

Versus Systems Inc. has developed a proprietary prizing and promotions engine that allows publishers, developers, and creators of streaming media, live events, broadcast TV, games, apps, and other content to offer real world prizes inside their content. Audiences can choose from among the offered prizes and then complete in-game or in-app challenges to win the prizes.  The Versus platform can be integrated into streaming media, TV, mobile, console, and PC games, as well as mobile apps. For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

About Days of ‘47

The Days of ’47 Cowboy Games & Rodeo presented by Zions Bank, takes place at the $17.5 million, state-of-the-art Days of ’47 Arena at the Utah State Fairpark each July. The venue—an outdoor arena located in the heart of Salt Lake City—features over 10,000 stadium-style seats. The Days of ’47 Rodeo is one of Utah’s longest-standing traditions – celebrating Utah’s heritage since 1847.

Investor Contact:

Cody Slach and Sophie Pearson

Gateway Investor Relations

949-574-3860

IR@versussystems.com

or

press@versussystems.com

Source:

https://daysof47cowboygames.com/

https://wcrarodeo.com/wcra-triple-crown-of-rodeo/

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are forward looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward looking statements. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.

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